CLAYTON WILLIAMS ENERGY, INC.
6 Desta Drive, Suite 6500
Midland, Texas 79705

January 16, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:                             Clayton Williams Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2012

Filed March 5, 2013

File No.  1-10924

Dear Mr. Schwall:

Set forth below are the responses of Clayton Williams Energy, Inc., a Delaware corporation (“CWEI”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above referenced-filing as set forth in the comment letter dated December 18, 2013 addressed to Michael L. Pollard, Chief Financial Officer of CWEI (the “Comment Letter”).

The bold typeface, numbered paragraphs and headings below are taken from the Comment Letter.  CWEI’s response to the comment follows in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2012

Properties, page 30

Reserves, page 32

1.                                      You present the 2012 changes to your proved undeveloped reserves as well as your intention to develop 6.5% of your PUD reserves in 2013.  Please amend your document to discuss the reasons, if true, you have material PUD reserves that have remained undeveloped over five years from initial booking as well as PUD reserves that are scheduled for drilling more than five years after initial booking.  Refer to Item 1203(d) of Regulation S-K and Rule 4-10(a)(31)(ii) of Regulation S-X.

RESPONSE:

At December 31, 2012, we had no material proved undeveloped reserves that (1) remained undeveloped more than five years from the date of initial booking or (2) were scheduled for drilling more than five years after initial booking.  In our Form 10-K for the year ended December 31, 2012, we presented the 2012 changes to our PUD reserves as well as our intention to develop 6.5% of our PUD reserves in 2013.  See the accompanying Schedule 1 for a summary of our estimated drilling and completion costs and related PUD reserves at December 31, 2012 by area and by scheduled drilling year.

As is typical in the oil and gas industry, in the early stages of development in a new play most of our drilling and completion capital is allocated to drill unproved wells in order to hold acreage and delineate the extent of the reservoir.  For 2013, we scheduled $41.3 million, or approximately 20% of our planned 2013 drilling and completion capital, to drill PUD locations.  Most of these PUD locations were attributable to our Delaware Basin Wolfbone play and our Andrew County Wolfberry play.  Between 2014 and 2017, we intend to allocate a significantly higher portion of future drilling and completion capital to PUD locations and a lesser portion to unproved locations.  During this four-year period, we scheduled an average of $144 million per year to drill PUD locations.  Although subject to significant uncertainties, based on our historical activities, we expect to spend between $250 million and $350 million per year on drilling and completion activities during this same four-year period.  Based on this analysis, we expect to increase our annual allocation of drilling and completion capital from 20% of total expenditures to between 41% and 58%, on average.

We inadvertently scheduled 8 PUD locations in our Andrews County Wolfberry play for 2018 instead of 2017.  These wells accounted for $15.8 million of drilling and completion costs and represented 481 MBOE of PUD reserves, which is less than 1% of our total proved reserves.  These reserves were monetized in a transaction we completed in April 2013.

Acreage, page 37

2.                                      You present significant expiring undeveloped acreage in each of the next three years.  Please explain whether you have material PUD reserves scheduled for drilling on this acreage after the date of expiry.  If true, please amend your document to disclose these PUD reserve figures as well as your intended disposition of them.

RESPONSE:

At December 31, 2012, approximately 1,573 MBOE of our PUD reserves (4.9% of our total PUD reserves) were attributable to wells scheduled to be drilled on acreage after the lease expiration date.  We are continually engaged in discussions with mineral interest owners to renew and extend leases in the normal course of business.  It is our intention to drill all PUD locations prior to the expiration of the underlying leases or to renew and extend the leases to preserve the applicable drilling rights.  Due to the immaterial volume of reserves involved, we do not believe an amendment to our Form 10-K for the year ended December 31, 2012 is warranted under these circumstances.

Supplemental Oil and Gas Reserve Information, page S-2

3.                                      As you set forth on page 30, about 12% of your total proved reserves are natural gas liquids (e.g. 9 MMBNGL of 75 MMBOE).  Please amend your document to disclose your significant NGL reserves as required by FASB ASC paragraph 932-235-50-4.

RESPONSE:

We acknowledge the Staff’s comment that we disclose our significant NGL reserves as required by FASB ASC paragraph 932-235-50-4.  This information is included in “Item 2 — Properties” of our Form 10-K for the year ended December 31, 2012.  Beginning with our Form 10-K for the year ended December 31, 2013, we will break out our NGL reserves from oil reserves in the Supplemental Oil and Gas Reserves Information section in our Form 10-K.  We respectfully request that the Staff allow us to comply with this Comment #3 on a prospective basis.

CWEI hereby acknowledges that:

•                                          CWEI is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          CWEI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

January 16, 2014		CLAYTON WILLIAMS ENERGY, INC.

		By:	/S/ MICHAEL L. POLLARD
		Name:	Michael L. Pollard
		Title:	Senior Vice President — Finance and
Chief Financial Officer

cc:	Milam F. Newby, Vinson & Elkins L.L.P.

Schedule 1

Clayton Williams Energy, Inc.

Summary of PUD Reserves

December 31, 2012

	Drilling Year
Area	2013	2014	2015	2016	2017	2018	Total
Capital (in Millions)
Delaware Basin (Wolfbone)	$25.0	$64.7	$58.4	$79.4	$54.3	$—	$281.8
Giddings Areas (Eagle Ford)	1.7	23.3	11.0	1.7	1.3	—	39.0
Andrews County (Wolfberry)	10.6	46.2	52.4	55.0	17.6	15.8	197.6
Other	4.0	23.0	57.3	17.5	13.3	—	115.1
	$41.3	$157.2	$179.1	$153.6	$86.5	$15.8	$633.5
% By Year	6.5%	24.8%	28.3%	24.2%	13.7%	2.5%

Reserves (MBOE)
Delaware Basin (Wolfbone)	1,262	3,390	3,217	4,054	2,963	—	14,886
Giddings Areas (Eagle Ford)	100	954	429	74	74	—	1,631
Andrews County (Wolfberry)	417	1,514	1,765	1,815	625	481	6,617
Other	276	1,485	4,399	1,477	1,107	—	8,744
	2,055	7,343	9,810	7,420	4,769	481	31,878
% By Year	6.4%	23.0%	30.8%	23.3%	15.0%	1.5%